FORM 51-102F3
MATERIAL CHANGE REPORT

Item One - Name and Address of Company

Organigram Holdings Inc. (the "Company")
35 English Drive
Moncton, NB E1E 3X3

Item Two - Date of Material Change

March 10, 2021

Item Three - News Release

The news release reporting the material change described in this report was issued in Moncton, New Brunswick on March 11, 2021 (the "News Release").

The News Release was distributed through Business Wire and filed with each of the relevant Canadian securities regulatory authorities via SEDAR. The News Release is attached hereto as Schedule "A" and incorporated by reference herein.

Item Four - Summary of Material Change

On March 11, 2021, the Company announced a strategic investment from a wholly-owned subsidiary of BAT (LSE: BATS and NYSE: BTI). The BAT subsidiary subscribed for approximately 58.3 million common shares of the Company, which represents a 19.9% equity interest on a post-transaction basis for total proceeds of approximately C$221 million at a price per share of C$3.792, based on the five-day volume weighted average price on the Toronto Stock Exchange ending March 9, 2021.

Item Five - Full Description of Material Change

For a full description of the material change, please see the News Release attached hereto as Schedule "A" which News Release forms an integral part of this material change report.

Item Six - Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Executive Officer

Greg Engel, Chief Executive Officer (855) 961-9420

Item Nine - Date of Report

March 19, 2021

Forward-looking Information

This report contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation (collectively, "forward-looking information"). Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "estimates", "intends", "anticipates", "believes" or variations of such words and phrases or state that certain actions, events, or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance, prospects, opportunities or achievements of the Company to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this report. Risks, uncertainties and other factors involved with forward-looking information which could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks as disclosed in the Company's most recent annual information form, management's discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com), or the Company's annual report on Form 40-F and its reports on Form 6-K filed or furnished to the Securities and Exchange Commission (the "SEC") on EDGAR (see www.sec.gov), and such other continuous disclosure materials as may be filed or furnished from time to time by the Company with Canadian securities regulatory authorities and the SEC. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this report are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this report is given as of the date of this report and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. We seek safe harbor.

SCHEDULE "A"

Organigram and BAT Form Product Development Collaboration - Includes Strategic Investment from BAT for 19.9% Equity Interest

Accelerates Organigram's R&D and product pipeline development, provides meaningful capital injection of ~C$221 million and strengthens Organigram's ability to compete in existing markets and expand into U.S. and internationally

MONCTON, New Brunswick--(BUSINESS WIRE)--March 11, 2021--Organigram Holdings Inc. ("OGI", TSX: OGI and NASDAQ: OGI) is pleased to announce a C$221 million strategic investment from a wholly-owned subsidiary of BAT (LSE:BATS and NYSE:BTI). The BAT subsidiary has subscribed for approximately 58.3 million common shares of OGI, which represents a 19.9% equity interest1 on a post-transaction basis for total proceeds of approximately C$221 million ("Investment Proceeds") at a price per share of C$3.792, based on a five-day volume weighted average price on the TSX ending March 9, 2021.

Organigram Inc., a leading licensed cannabis producer and a subsidiary of Organigram Holdings Inc. (together, "Organigram" or "the Company"), and BAT have also entered into a Product Development Collaboration Agreement (the "PDC Agreement") pursuant to which a "Center of Excellence" will be established to focus on developing the next generation of cannabis products with an initial focus on CBD. The Center of Excellence will be located at Organigram's indoor facility in Moncton, New Brunswick, which holds the Health Canada licenses required to conduct research and development ("R&D") activities with cannabis products. Both companies will contribute scientists, researchers, and product developers to the Center of Excellence which will be governed and supervised by a steering committee consisting of an equal number of senior members from both companies. Under the terms of the PDC Agreement, both Organigram and BAT have access to certain of each other's intellectual property ("IP") and, subject to certain limitations, have the right to independently, globally commercialize the products, technologies and IP created by the Center of Excellence pursuant to the PDC Agreement.

"This is a tremendous milestone in the evolution of Organigram. It is instrumental in advancing our commitment to offering consumers innovative cannabis products and to furthering our long- term international strategy," said Greg Engel, Chief Executive Officer of Organigram. "We have been extremely selective about aligning with a strategic partner and, in BAT, we've found a leading consumer goods business with sophisticated management, innovative product platforms, an impressive dedication to research and development, deep consumer insights, regulatory expertise and a commitment to responsible stewardship and consumer safety among many other enviable attributes. This collaboration is the culmination of extensive discussions and workshops and in-depth due diligence."

Dr. David O'Reilly, Director, Scientific Research at BAT, commented: "Today's announcement underscores BAT's commitment to accelerating our transformation and building A Better Tomorrow. Our multi-category, consumer-centric approach, which is key to our transformation, aims to provide choice and meet the evolving needs of adult consumers. Choice that provides reduced risk alternatives2 to combustible cigarettes, as well as going beyond tobacco and nicotine into new and exciting areas of product innovation.

We believe this collaboration has significant potential to enhance our activities, allowing us to combine our world-class expertise while enabling scientists from both BAT and Organigram to work closely together and share information real-time. We know that in R&D this is how you make real breakthroughs and accelerate progress.

We have been impressed by the strong management team and culture at Organigram. This collaboration aligns with our long-term strategy and will enable us to work with Organigram at an R&D level, as well contributing to their wider operations."

Strategic Rationale for the Deal

BAT's investment in Organigram and the PDC Agreement is expected to strengthen Organigram's balance sheet, accelerate its R&D program and product development activities and bolster its ability to enter the U.S. and other international markets. "In our view, the cannabis industry is still in the nascent stages of product development. We believe that product innovation backed by core fundamental R&D is necessary to establish a long-term competitive advantage in the cannabis industry," stated Paolo De Luca, the Company's Chief Strategic Officer. "This strategic collaboration strengthens our ability to deliver innovative, differentiated products that appeal to adult consumers and we expect it to be transformational for Organigram and its shareholders."

Organigram believes BAT's investment and the PDC will benefit the Company as follows:

• Accelerates and strengthens Organigram's R&D and product development activities, including granting access to certain BAT-owned IP. The Center of Excellence provides Organigram the opportunity to closely collaborate with BAT, a leading global consumer business with extensive expertise and experience in R&D, on the development of innovative and differentiated cannabis products, IP and technologies. The significant injection of capital from BAT also enables Organigram to further invest in its own R&D and product development activities. In addition, Organigram will gain access to certain BAT IP for the purpose of undertaking R&D activities under the PDC Agreement.

• Raises significant capital to invest in growth opportunities, including entering the United States and other international markets. With the significant capital injection, Organigram is even better positioned to expand into the U.S. and further international markets at the appropriate time and subject to applicable law. Upon closing, Organigram will have pro-forma cash and short-term investments of approximately C$296 million (of which approximately C$30 million will be reserved in order to satisfy certain of Organigram's obligations under the PDC Agreement and the balance of which can be used, among other things, for growth opportunities and other strategic investments including advancing Organigram's international strategy). Under the PDC Agreement, the Company will be granted a worldwide, royalty-free, sub-licensable, perpetual license to exploit IP developed under the PDC in any field. This license which is non-exclusive outside of Canada and sole in Canada will also enhance Organigram's ability to enter markets outside of Canada, including through sublicensing arrangements with established operators.

• Allows Organigram to leverage BAT's expertise for its wider operations through the Centre of Excellence and BAT's representation on Organigram's Board of Directors ("Board"). BAT is a leading consumer goods business with tremendous expertise and experience accumulated over more than a century in research and development and product innovation. Organigram will be provided direct access to BAT's expertise through the Center of Excellence staff seconded from BAT (including members of the steering committee which will oversee the Center of Excellence, as well as a group of scientists, researchers, and product developers).

BAT is also entitled to add two Board members to Organigram's Board.  At closing, Organigram added one BAT nominee, Mr. Jeyan Heper, to its Board and another nominee is expected to be added in the near term.  Mr. Heper, who is a Group Category Director at BAT, has over 23 years of diverse management, strategic leadership, and mergers and acquisitions experience at global companies including BAT, Procter & Gamble, Danone and LifeStyles Healthcare. His expertise includes growing value and volume share through global brand and equity building and consumer marketing. Both nominees are expected to bring deep R&D, product and strategic expertise to further complement Organigram's existing Board capabilities as well as extend its international presence.  Further particulars regarding BAT's second nominee and that nominee's credentials will be provided upon appointment.

Key Transaction Terms

Investor Rights

Contemporaneously with the closing, Organigram and BAT entered into an investor rights agreement (the "Investor Rights Agreement") providing BAT with certain rights including its right to participate in equity issuances to maintain its percentage shareholding, subject to customary exceptions, and periodic top-up rights to permit maintenance of its percentage ownership following exempt issuances.

The Investor Rights Agreement also includes customary pro rata piggy-back registration rights in favour of BAT, and certain share transfer restrictions for BAT's shareholding interests in OGI.

Board Representation

BAT's board representation rights under the Investor Rights Agreement, entitle BAT to appoint (i) 20% of the Board for so long as it holds at least 15% of the issued and outstanding common shares in OGI from time to time and (ii) 10% of the Board so long as BAT holds at least 10% of the issued and outstanding common shares of Organigram from time to time.

Product Development Collaboration

Pursuant to the terms of the PDC Agreement, approximately C$30 million of the Investment Proceeds shall be reserved in order to satisfy certain of Organigram's obligations under the PDC Agreement (the "Allocated Investment Proceeds"), including Organigram's portion of its funding obligations under a mutually agreed budget for the Center of Excellence, and then (together with the balance of the net Investment Proceeds) for general corporate purposes, subject to certain proceed restrictions. Costs relating to the Center of Excellence will be funded equally by Organigram and BAT.

Pursuant to the PDC Agreement, Organigram and BAT have agreed to jointly develop cannabis vapour products, cannabis oral products and any other products, IP or technologies the parties mutually agree to develop. BAT will own all IP developed under this collaboration and will grant to Organigram a royalty-free, perpetual, global licence to all such IP. Each party has also agreed to grant to the other a non-exclusive, perpetual and irrevocable license to certain existing IP of such party and its affiliates for purposes of conducting the development activities and exploiting the products, technologies and IP created by the Centre of Excellence pursuant to the PDC Agreement, subject to certain restrictions.

Advisors

BMO Capital Markets acted as exclusive financial advisor to Organigram and Goodmans LLP acted as its primary legal advisor with DLA Piper as its European counsel.

Herbert Smith Freehills LLP and Stikeman Elliott LLP acted as legal advisors to BAT.

Conference Call and Webcast

The Company will host a conference call and webcast to discuss this announcement:

Date: March 11, 2021
Time: 8:00am Eastern Time

To register for the conference call, please use this link:
http://www.directeventreg.com/registration/event/7066166

To ensure you are connected for the full call, we suggest registering a minimum of 10 minutes before the start of the call. After registering, a confirmation will be sent through email, including dial in details and unique conference call codes for entry. Registration is open through the live call.

To access the webcast:
https://event.on24.com/wcc/r/3068403/48F2A5FBA0B5C6B4184DD6205BE8A259

A replay of the webcast will be available within 24 hours after the conclusion of the call at https://www.organigram.ca/investors and will be archived for a period of 90 days following the call.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, SHRED and Trailblazer. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

About BAT

BAT is a leading, multi-category consumer goods business, established in 1902. Our purpose is to build A Better Tomorrow™ by reducing the health impact of our business which entails:

• Committing to providing adult consumers with a wide range of enjoyable and less risky products

• Continuing to be clear that combustible cigarettes pose serious health risks, and the only way to avoid these risks is not to start or to quit

• Encouraging those who otherwise continue to smoke, to switch completely to scientifically-substantiated, reduced-risk alternatives**

• Tracking and sharing progress of our transformation

BAT has announced a target of increasing the number of its non-combustible product consumers to 50 million by 2030; and to achieve at least £5 billion in New Categories revenues in 2025.

** Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "estimates", "intends", "anticipates", "believes" or variations of such words and phrases or state that certain actions, events, or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks as disclosed in the Company's most recent annual information form, management's discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). In addition, there can be no assurance that the collaboration will enhance Organigram's ability to enter international markets, result in the development of successful new products, or otherwise achieve the anticipated benefits. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. The descriptions of the terms of the agreements referenced in this release are qualified by the terms of the agreements themselves, copies of which shall be filed under Organigram's profile on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov).

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1 Calculated on a non-diluted basis

2 Reduced Risk is based on the weight of evidence and assuming a complete switch from cigarette smoking to these products. These products are not risk free and are addictive.

Contacts

For Investor Relations enquiries, please contact:
Amy Schwalm
Vice President, Investor Relations
amy.schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:
Marlo Taylor
mtaylor@gagecommunications.ca